February 12, 2008

The US Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Mail Stop 3-9 [redacted]
Washington DC 20549
USA

08000813

SUPPL

Dear Sir,

UNITED BANK FOR AFRICA PLC

Please find attached the following documents for your information and record:

1. Notice of the 46th Annual General Meeting published in ThisDay of January 09,2008.;
2. First Quarter Results ended 31st December 2007;
3. The Financial Statement in compliance with the provisions of section 636[1] of the Companies & Allied Matters Act 1990; and Form CAC 2

Kindly acknowledge receipt.

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

Thank you.

Yours faithfully,
For: **UNITED BANK FOR AFRICA PLC**

MARIE-GISELE LAWSON
COMPANY SECRETARIAT

cc: The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286

UBA House, 57 Marina, Lagos
P.O. Box 2406 Tel. 2644651-700
info@ubagroup.com, Swift add. UNAFNGLA

UBA

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 46th Annual General Meeting of United Bank for Africa Plc will hold at the Congress Hall, Transcorp Hilton Hotel, 1 Aguiyi Ironsi Street, Maitama Abuja on Friday the 18th day of January 2008 at 11am to transact the following business:

ORDINARY BUSINESS

1. To receive the audited Accounts for the year ended 30th September 2007 together with the reports of the Directors, Auditors and the Audit Committee thereon
2. To declare a dividend
3. To elect/re-elect Directors
4. To authorise the Directors to fix the remuneration of the Auditors
5. To elect members of the Audit Committee

SPECIAL BUSINESS

6. To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

   " That the authorised share capital of the Bank be increased from N6,000,000,000 (Six billion naira) to N7,500,000,000 (Seven billion, five hundred million naira) by the creation of 3,000,000,000 (Three billion) ordinary shares of 50k each".

7. To consider and if thought fit to pass the following resolutions as Special Resolutions:

   (a) That the Memorandum of Association of the Bank be and is hereby amended as follows:

   (i) By deleting the words "Banking Decree or other" in line 17 of clause 3 (ii) of the Memorandum of Association.
   (ii) By deleting the present clause 6 and substituting thereof with the following new clause 6: "The share capital of the Bank is N7,500,000,000 (Seven billion, five hundred million Naira only) divided into 15,000,000,000 (Fifteen billion) ordinary shares of 50k each."

   (b) That the Articles of Association be and is hereby amended in the manner set out hereunder:

   (i) By deleting the present Article 10 and substituting thereof with the following new Article 10:
   "The share capital of the Bank is N7,500,000,000 (Seven billion, five hundred million naira) divided into 15,000,000,000 (fifteen billion) ordinary shares of 50k each."

   (ii) By deleting Article 50 which states that: " Subject to the applicable laws and any directions to the contrary that may be given by the Bank in General Meeting, all new shares shall before issue be offered to the existing Members in proportion as nearly as the circumstances admit to the amount of their respective holdings. The offer shall be made by notice specifying the number of shares offered and limiting a time within which the offer if not accepted will be deemed to be declined and after the expiration of that time or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered the Directors may dispose of the same. In such manner as they think most beneficial to the Bank. They may likewise so dispose of any new shares which by reason of the ratio which the new shares bear to the shares held by the existing members cannot in the opinion of the Directors be conveniently offered under this Article".

   (iii) By deleting Article 78 which states that: "Each Director shall have power to nominate any person approved for that purpose by a majority of the other Directors, to act or attend as alternate Director in his place during his absence from any meeting or his inability to act as such Director, and at his discretion to remove such alternate Director. Such alternate Director shall except as regards share qualification and remuneration be subject in all respects to the terms and conditions existing with reference to the other Directors, and each alternate Director, while acting in the place of a Director who is unable to act as a Director, shall enjoy all the rights of and exercise and discharge all the duties of the Director he represents."

   (iv) By deleting Article 87(c) and substituting thereof with the following new Article 87(c): "Appoint, from time to time, any one or more of their members to be Managing Director, Deputy Managing Director, or Executive Directors, on such terms as to remuneration, and with such powers and authority and for such a period as they may deem fit, and may, subject to the terms of any agreement entered into in any particular case revoke such appointments. The Managing Director, Deputy Managing Director and Executive Director so appointed shall not while he continues to hold office be subject to retirement by rotation but shall be subject to the same provisions as to vacation, disqualification and removal as the other Directors of the Bank. The Executive Directors or Deputy Managing Director so appointed may exercise the powers delegated to the Managing Director in (b) above if so authorised by the Managing Director. The Executive Directors or Deputy Managing Director shall in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Board of Directors and Managing Director."

   (V) By deleting Article 99 which states that: "Any Director may by writing under his hand appoint another person, whether a Director of the Bank or not, to act as his representative at any meeting of the Directors or of any Committee of the Directors which the Director making such appointment is entitled to attend. A representative so appointed shall be entitled to attend at any meeting for which he is appointed and at which the Director appointing him is not present; and to vote on behalf of the Director at such meeting on any resolution on which his appointor would have been entitled to vote, and he shall be deemed to be the agent of the Director appointing him and not to be an Officer of the Bank. An appointment under this Article may either be made for a particular meeting, or meetings, or for any meetings held during a specified period. A person may be appointed under this Article to act as a representative of more than one Director at the same meeting and shall be entitled to a separate vote on behalf of each of his appointors in addition to the vote which he may be entitled as a Director of the Bank. A Director's representative duly appointed under this Article and not being himself a Director, who is present at a meeting shall be counted as present for the purpose of constituting a quorum."

Notes.

1.PROXY

A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. To be valid, a proxy form must be duly stamped at the Stamp Duties office and returned to the Registrar, UBA Registrars Limited, Raymond House, 97/105 Broad Street, P.O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2.DIVIDEND WARRANTS

If the dividend recommended by the Directors is approved, dividend warrants will be posted on Monday, January 21, 2008 to all shareholders whose names are registered in the Company's Register of Members as at the close of business on January 9, 2008.

3.CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from January 7, 2008 to January 9, 2008, both dates inclusive, for the purpose of paying a dividend

4.AUDIT COMMITTEE

The Audit Committee consists of three shareholders and three Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one days before the Annual General Meeting.

Dated this 15th day of November 2007

By Order of the Board.

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos

UBA
United Bank for Africa

STATEMENT TO THE NIGERIAN STOCK EXCHANGE AND THE SHAREHOLDERS ON THE UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS PERIOD ENDED 31st DECEMBER, 2007.

The Board of United Bank for Africa Plc is pleased to announce the Group's unaudited results for the first quarter ended 31st December 2007

First Quarter Results

	3-months ended 31st December 07 N' million	3-months ended 31st December 06 N'million	Change %
Gross earnings	38,981	22,129	76%
Profit before tax	10,649	5,307	101%
Estimated tax	(1,483)	(805)	84%
Profit after tax	9,166	4,502	104%

The Group recorded an impressive growth both in gross earnings and profit before tax over the same period of last financial year.

The Board of Directors is confident that barring unforeseen circumstances, this trend would be sustained in the remaining period of the financial year.

DATED THIS 4TH DAY OF JANUARY, 2008

BY ORDER OF THE BOARD

AIDEVO ODU-THOMAS
Company Secretary

Head Office: 57, Marina, Lagos, P.O. Box 2406. Tel: +234(1)2644651-700
E-Mail: info@ubagroup.com, Swift add. UNAFNGLA

UNITED BANK FOR AFRICA PLC
COMPLIANCE WITH SECTION 636(1) OF THE COMPANY AND ALLIED MATTERS ACT, 1990
SCHEDULE 14

The share capital is N6,000,000,000 divided into 12,000,000,000 shares of 50 kobo each. The number of shares issued is 11,496,779,980 ordinary shares. Calls to the amount of 50 kobo each per share have been made under which the sum of N5,748,389,990 has been received.

The liabilities of the company on the 1st of January 2008 were:
Debt owing to sundry persons by the company:-

	N'000
On Judgement	-
On Specialty	-
On Notes or Bills	-
On Simple Contracts, Borrowing from non-banks	577,928,056
On Estimated Liabilities	-
	577,928,056

The assets of the Company on that day were:

GOVERNMENT SECURITIES (as at 1st January 2008)	N' 000
Treasury Bills	80,845,151
Government Bonds	62,497,391
Bills of exchange and promissory notes	5,957,746
Other securities	-
	149,300,289

CASH	
Cash Balance	21,295,363
*Balance with bankers	85,081,571
Money at call with other banks (in Nigeria and Abroad)	141,459,120
Negotiable certificate of deposit	-
	247,836,054

Corporate Affairs Commission
Certified True Copy
04 FEB 2008
Name..........
Designation..........
Signature..........

* included in the Balances with Bankers (balances and cheques in the course of collection on other banks [in Nigeria and Abroad] are: CBN Cash Reserve Account N11,799,210,000 and CBN Current Account N 9,769,416,000.

DATED THE 4TH DAY OF FEBRUARY 2008

DIRECTOR

DIRECTOR

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)

PLOT 565, NDOLA SQUARE, WUSE ZONE 5, ABUJA

CORPORATE AFFAIRS COMMISSION ASSESSMENT 04 FEB 2008 ASSESSED BY Name: Sign:

FORM CAC 2

STATEMENT OF SHARE CAPITAL AND RETURN OF ALLOTMENT OF SHARES

Pursuant to section 35(2)(d) & 129

RC NO.	2457

N2,000 payable

NAME OF COMPANY

UNITED BANK FOR AFRICA PLC

A. STATEMENT OF SHARE CAPITAL

THE NOMINAL SHARE CAPITAL OF THE ABOVE NAMED COMPANY IS:

SEVEN BILLION FIVE HUNDRED MILLION — N 7,500,000,000

AMOUNT IN WORDS

DIVIDED INTO 15,000,000,000 OF N 50 KOBO EACH

VERIFICATION 04 FEB 2008 APPROVED BY Name 4/2/08

B. RETURN OF ALLOTMENT OF SHARES

Number of shares allotted payable in cash:	206,500,000
Nominal amount of shares so allotted:	103,250,000
Amount paid or due and payable on each share:	
Number of shares allotted for consideration other than	
Amount to be treaded as paid on each such share:	
The consideration for which such shares have been allotted is as follows:	ALLOTMENT

Dated this 21st day of JAN 2008

Director

Corporate Affairs Commission Certified True Copy 04 FEB 2008 Name Designation Signature

ONE

		shares allotted	shares
1.			
Name:	INTERNATIONAL FINANCE CORPORATION (IFC)	06,500,000	ORDINARY SHARES
Address:	MAERSK HOUSE, 121 LOUIS SOLOMON ROAD, VICTORIA ISLAND		
	LAGOS		
City:	LAGOS State: LAGOS		

2.

Name:			
Address:			
City:	State:		

3.

Name:			
Address:			
City:	State:		

4.

Name:			
Address:			
City:	State:		

5.

Name:			
Address:			
City:	State:		

Corporate Affairs Commission
Certified True Copy
04 FEB 2008
Name ....
Designation ....
Signature ....

6.

Name:			
Address:			
City:	State:		

SIGNATURE ____________________
(Director)

Presented for filling by:

NAME:	OGBUJA [illegible]	ACCR. NO:	[illegible]
ADDRESS:	21 [illegible]	E-MAIL:	[illegible]@yahoo.com
TELEPHONE NO:	[illegible]	DATE:	

END